Exhibit 6.1

March 05, 2020

Memo: Manufacturing/Distribution Agreement

Manufacturing/Distribution Agreement between MVRK Farms LLC (MVRK) and North Carolina Tobacco Manufacturing LLC (NCTM).

MVRK has engaged NCTM to be both the manufacturer and distribution partner for its products.

The fee for this agreement shall be $.005/stick sold.